

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

John L. Hales, Chief Executive Officer
Pacific Land and Coffee Corporation
1818 Kahai Street
Honolulu, Hawaii 96819

> **Re:** **Pacific Land and Coffee Corporation**
> **Revised Preliminary Schedule 14C**
> **Filed July 28, 2010**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 28, 2010**
> **File No. 000-30595**

Dear Mr. Hales:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Schedule 14C

General

1. As previously requested, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your revisions and responses to prior comments five and eight, however, it does not appear that you have made consistent revisions throughout your information statement. For example, you continue to refer an "increase in the number of authorized shares of Common Stock" under "Vote Required" and you refer to an authorized capitalization of 50,000,000 shares of Common Stock under "Outstanding Shares and Voting Rights" even though your response indicates that you are not planning to increase your authorized shares. You also refer to "stockholders who currently hold fewer than three shares" under "Effective Date," even though your stock split applies to holders of fewer than 20 shares. Please revise as previously requested.

Form 10-K for the Fiscal Year Ended March 31, 2010

Controls and Procedures, page 9

3. It does not appear that you have provided your managements' annual report on internal control over financial reporting. Please revise your disclosure in accordance with Item 307T of Regulation S-K. In this regard, we note that you did not include this disclosure for your Form 10-K for the Fiscal Year Ended March 31, 2009. Please revise and re-file that Form 10-K as well.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director